Exhibit (a)(18)
Affiliates of H.I.G. Capital Successfully Complete Tender Offer for Shares of Matrixx Initiatives, Inc. and Announce Subsequent Offering Period
     SCOTTSDALE, AZ and MIAMI, FL, February 15, 2011 — Matrixx Initiatives, Inc. (Nasdaq: MTXX) (“Matrixx” or the “Company”) and H.I.G. Capital, LLC (“H.I.G.”), a leading global private investment firm, today announced the successful completion of the tender offer for all of the outstanding shares of common stock of Matrixx by Wonder Holdings, Inc. (“Wonder”) and Wonder Holdings Acquisition Corp., both affiliates of H.I.G. formed for the purpose of acquiring Matrixx, for $8.75 per share in cash, without interest and less any applicable withholding taxes. The offering period expired at 11:59 p.m., New York City time, on Monday, February 14, 2011.
     The depositary for the tender offer has advised that, as of the expiration time, 6,525,546 shares of Matrixx common stock had been validly tendered and not withdrawn, including 211,814 shares that had been tendered pursuant to notices of guaranteed delivery, representing approximately 69.1% of the outstanding shares of the Company. All of such shares have been accepted for payment in accordance with the terms of the tender offer, including the shares that were tendered pursuant to notices of guaranteed delivery.
     H.I.G. also announced today that Wonder has commenced a subsequent offering period to acquire all of the remaining untendered shares, commencing immediately and expiring at 11:59 p.m., New York City time, on Thursday, February 17, 2011. During the subsequent offering period, Matrixx stockholders who did not previously tender their shares of common stock in the offer may do so and Wonder will accept for payment and promptly pay for such shares as they are tendered. Stockholders who tender shares during such period will receive the same $8.75 per share price, without interest and subject to applicable withholding taxes, that was paid in the tender offer. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by the guaranteed delivery procedure and (2) pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn.
     Following the subsequent offering period, Wonder may exercise its “top-up option” to purchase shares from Matrixx at a price of $8.75 per share if permitted to do so in accordance with the terms of the Agreement and Plan of Merger, dated as of December 14, 2010, among Matrixx, Wonder Holdings Acquisition Corp. and Wonder (the “Merger Agreement”) such that, after exercise of the “top-up option,” Wonder would own more than 90% of the number of shares of Matrixx common stock then outstanding. If Wonder becomes the owner of more than 90% of the number of shares of Matrixx common stock then outstanding, Wonder intends to merge with and into Matrixx in accordance with the short-form merger provisions of the Delaware General Corporate Law, without prior notice to, or any action by, any other Matrixx stockholder.
     If Wonder is not able to consummate a short-form merger, it intends to seek approval of the merger by a vote of Matrixx stockholders at a duly held meeting, where, as a result of Wonder’s purchase of shares in the tender offer, it will be able to approve the merger without the affirmative vote of any other Matrixx stockholder. Upon consummation of a short-form or other merger, Matrixx will become a wholly-owned subsidiary of Wonder Holdings Acquisition Corp., and each share of Company common stock will be cancelled and (except for shares held by Wonder, Wonder Holdings Acquisition Corp., the Company or their respective subsidiaries or shares held by the Company’s stockholders who have and validly exercise appraisal rights under Delaware law) will be converted into the right to receive the same consideration, without interest and less any applicable withholding taxes, received by holders who tendered shares in the tender offer and the subsequent offering period. Upon consummation of the merger, shares of Matrixx common stock will cease to be traded on the NASDAQ Global Select Market.
About Matrixx Initiatives, Inc.
     Matrixx Initiatives, Inc. (Nasdaq: MTXX) is an over-the-counter healthcare company that develops and markets Zicam® products. Zicam, LLC, its wholly-owned subsidiary, markets and sells Zicam® products in the cough and cold category. The Company markets Zicam brand pharmaceuticals, including Zicam Cold Remedy in multiple oral delivery forms; Zicam Allergy and Congestion Relief products; as well as Zicam Cough and Zicam Multi-Symptom relief items. For more information regarding Matrixx products, go to www.Zicam.com. To find out more about Matrixx Initiatives, Inc., visit our website at www.matrixxinc.com. For additional information, contact William Hemelt, President and Chief Executive Officer, 602-385-8888, or Bill Barba, Vice President of Finance & Accounting, 602-385-8881. Matrixx is located at 8515 E. Anderson Dr., Scottsdale, Arizona 85255.
About H.I.G. Capital
     H.I.G. Capital, LLC is a leading global private equity investment firm with more than $8.5 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, New York, and San Francisco in the U.S., as well as affiliate offices in London, Hamburg and Paris in Europe, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. H.I.G. invests in management-led buyouts and recapitalizations of profitable and well-managed service or manufacturing businesses. H.I.G. also has extensive experience with financial restructurings and operational turnarounds. Since its founding in 1993, H.I.G. has invested in and managed more than 200 companies worldwide. For more information, please refer to the H.I.G. website at www.higcapital.com.
Notice to Investors
     This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company’s common stock. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement on Schedule TO has been filed by Wonder Holdings Acquisition Corp. and Wonder with the SEC in connection with the offer, and the solicitation/recommendation statement on Schedule 14D-9 has been filed by Matrixx with the SEC with respect to the offer. The offer to purchase, forms of letter of transmittal and related documents and the solicitation/recommendation statement on Schedule 14D-9 have been mailed to the Company’s stockholders. Investors and stockholders may also obtain a free copy of these statements and other documents filed by Wonder Holdings Acquisition Corp. and Wonder or the Company with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to D. F. King & Co., Inc., the information agent for the tender offer, at (212) 269-5550 for banks and brokers or (800) 347-4750 for stockholders and all others.
Forward Looking Statements
     This press release may contain “forward-looking statements”. The words “may,” “could,” should,” “would,” “believe,” anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements. All forward-looking statements are subject to certain risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. These risks and uncertainties include, but are not limited to, risks and uncertainties that are discussed in documents filed with the SEC by the Company, including the solicitation/recommendation statement, as well as the tender offer documents that have been filed by Wonder Holdings Acquisition Corp. and Wonder. Neither H.I.G. nor the Company undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.